As filed with the Securities and Exchange Commission on September 27, 2005
                                             Securities Act File No. 333-72104
                                     Investment Company Act File No. 811-10561
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

                         DB Hedge Strategies Fund LLC
                               (Name of Issuer)

                         DB Hedge Strategies Fund LLC
                     (Name of Person(s) Filing Statement)

                 Units of Limited Liability Company Interests
                        (Title of Class of Securities)
                                   23303Q108
                     (CUSIP Number of Class of Securities)


               Joshua Kestler                       John H. Kim
               Vice President               Director and Senior Counsel
        DB Hedge Strategies Fund LLC         Deutsche Asset Management
             25 DeForest Avenue                    345 Park Avenue
          Summit, New Jersey 07901            New York, New York 10154
               (908) 608-3159                      (212) 454-6849


      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:
                            John A. MacKinnon, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                           New York, New York 10019
                                (212) 839-5300


                                    CALCULATION OF FILING FEE

=====================================================================================================
Transaction Valuation: $53,806,118.52(a)                          Amount of Filing Fee: $10,761.22(b)
=====================================================================================================


(a) Calculated as the aggregate maximum repurchase price for units of limited liability company interests.
(b) Calculated at 1/50th of 1% of the Transaction Valuation.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: ______________________________________
Form or Registration No.: ____________________________________
Filing Party: _________________________________________________________
Date Filed: ___________________________________________________________
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[x] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
==============================================================================

ITEM 1:  Summary Term Sheet

     DB Hedge Strategies Fund LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to repurchase units of limited liability company interests (the "Units") of the Fund from members of the Fund ("Members"). Subject to the conditions set forth in the Offer to Repurchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will repurchase up to 47,340 Units (100% of the outstanding Units) of limited liability company interests that are tendered by Members and not withdrawn prior to 12:00 midnight, Eastern Time, on October 27, 2005, subject to any extensions of the offer to repurchase Units ("Repurchase Offer"). The amount due to any Member whose Units are repurchased will be equal to the value of the Member's capital account or portion thereof based on the Fund's net asset value as of December 31, 2005, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members (the "Valuation Date"), after giving effect to all allocations, including, but not limited to, withholding tax, to be made to the Member's capital account as of such date. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Repurchase Offer. Neither the Adviser (as defined below) nor its affiliate (which currently owns approximately 47 percent of the Units) intends to tender any of their Units in the Fund if their participation would adversely impact the ability of the Fund to accept repurchase requests submitted by non-affiliated Members.

     Members may tender all or a portion of their Units (defined as a specific dollar value). If a Member tenders only a portion of his or her Units, that Member will be required to maintain the minimum required capital account balance of $50,000 after the repurchase of Units. Accordingly, if a Member tenders only a portion of his or her Units, the Fund reserves the right to repurchase less than the amount a Member tenders if the repurchase would cause the Member's capital account to have less than the required minimum balance of $50,000. If the Fund accepts the tender of all or a portion of a Member's Units, the Fund intends to make payment for the Units it repurchases from one or more of the following sources: cash on hand, proceeds from the redemption of interests in the private investment funds in which the Fund invests ("Investment Funds"), or borrowings. None of the Fund, DB Investment Managers, Inc., the investment adviser of the Fund ("Adviser"), or directors of the Fund ("Directors") has decided at this time to borrow funds to repurchase Units in connection with the Repurchase Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase price.

     The Repurchase Offer remains open to Members until 12:00 midnight, Eastern Time, Thursday, October 27, 2005, or, if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Members ("Repurchase Request Deadline"). Until that time, Members have the right to change their minds and withdraw the tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein. Members who tender Interests may bear a share of any withdrawal charge imposed on the Fund by any Investment Fund from which the Fund withdraws in order to meet tender requests.

     If a Member would like the Fund to repurchase all or a portion of the Member's Units, the Member should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit (a)(1)(iii), to PFPC Inc., P.O. Box 219, Claymont, Delaware 19703, attention: DB Hedge Strategies Fund LLC, or (ii) fax it to the Adviser, c/o of PFPC Inc. at (302) 791-2790, so that it is received before 12:00 midnight, Eastern Time, on Thursday, October 27, 2005. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern Time, on Thursday, October 27, 2005). Of course, the value of Units will change between August 31, 2005 (the last time prior to the date of this filing as of which the Fund's net asset value has been calculated), and December 31, 2005, the date as of which the value of Units will be determined for purposes of calculating the repurchase price of Units. Members may obtain the net asset value of their Units, which the Fund calculates monthly based on the information the Fund receives from the investment advisers of the Investment Funds, by contacting the Adviser, c/o PFPC Inc., at
(302) 791-2810 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern
Time).

     Please note that just as each Member has the right to withdraw the tender of Units, the Fund has the right to cancel, amend, suspend or postpone this Repurchase Offer at any time before 12:00 midnight, Eastern Time, on

Thursday, October 27, 2005. Also realize that although the Repurchase Offer expires on October 27, 2005, a Member that tenders Units for repurchase will remain a Member with respect to the Units tendered and accepted for repurchase by the Fund through December 31, 2005, when the net asset value of the Member's Units tendered to the Fund for repurchase is calculated. The Fund expects to pay Members in cash on or about January 31, 2006.

ITEM 2.  Subject Company Information

     The information required by Item 2 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3.  Identity and Background of Filing Person.

     (a) The name of the filing person is DB Hedge Strategies Fund LLC. The Fund's address is 345 Park Avenue, New York, New York 10154, and the Fund's telephone number is, c/o Scudder Distributors Inc., (888) 262-0695. The Adviser of the Fund is DB Investment Managers, Inc. The Adviser's address is 345 Park Avenue, New York, New York 10154, and the Adviser's telephone number is (212) 250-2500. The Fund's Directors are Nolan T. Altman, Louis S. Citron and Edward T. Tokar. Their address is c/o DB Absolute Return Strategies, 345 Park Avenue, New York, New York 10154.

     (b) - (d) Not applicable.

ITEM 4.  Terms of the Transaction

     The information required by Item 4 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5.  Past Contracts, Transactions, Negotiations and Agreements

     (a) - (d) Not applicable.

     (e) Under the Fund's Amended and Restated Limited Liability Operating Agreement ("LLC Agreement"), which was included as an appendix to the Fund's prospectus contained in a post-effective amendment to the Fund's registration statement on Form N-2, as filed with the SEC via EDGAR on July 25, 2005 (the "Amended and Restated LLC Agreement"), and as disclosed in the Fund's prospectus dated July 25, 2005 (the "Prospectus"), the Fund's Board of Directors has sole discretion to determine whether the Fund will repurchase Units from Members from time to time pursuant to written tenders. The Prospectus discloses that the Adviser expects that it will recommend to the Board of Directors four times each year, in March, June, September and December, that the Fund repurchase Units from Members. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Repurchase Offer (whether or not legally enforceable) between or among: (i) the Fund, the Adviser, any Director of the Fund, or any person controlling the Fund, the Adviser or any Director of the Fund; and (ii) any person, with respect to Units. However, the Amended and Restated LLC Agreement provides that the Fund will be dissolved if any Member that has submitted a written request, in accordance with the terms of the Amended and Restated LLC Agreement, to tender all of such Member's Units for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Member who intends to cause the Fund to be dissolved must so indicate in a separate written request submitted within the applicable two-year period.

ITEM 6. Purposes of the Repurchase Offer and Plans or Proposals of the Fund and its Affiliates.

     The information required by Item 6 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7.  Source and Amount of Funds or Other Consideration

     The information required by Item 7 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 8.  Interest in Securities of the Fund

     The information required by Item 8 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(ii)) and the Letter of Transmittal (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9.  Persons/Assets, Retained, Employed, Compensated or Used

     (a) No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchase Offer.

     (b) No officers, employees or corporate assets of the Fund have been or will be employed or used by the Fund in connection with the Repurchase Offer; provided, however, that officers of the Fund may be involved in the Repurchase Offer in fulfilling the responsibilities of their respective offices.

ITEM 10. Financial Statements.

     (a) The information required by Item 10(a)-(b) is incorporated by reference to the Fund's audited financial statements for the fiscal year ended March 31, 2004 previously filed on EDGAR on Form N-CSR on June 7, 2004, and for the fiscal year ended March 31, 2005 previously filed on EDGAR on Form N-CSR on June 6, 2005, which the Fund has prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

     (b) Not applicable.

     (c) Reference is hereby made to Section 11 "Miscellaneous" of the Offer to Repurchase, which is incorporated herein by reference.

ITEM 11. Additional Information.

     (a)     (1) None.
             (2) None.
             (3) Not applicable.
             (4) Not applicable.
             (5) None.
     (b) The Offer to Repurchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 12. Exhibits.

     (a)(1)  (i) Cover Letter to the Offer to Repurchase and Letter of
                 Transmittal.
             (ii) Offer to Repurchase.
             (iii) Form of Letter of Transmittal.
             (iv) Form of Notice of Withdrawal of Tender.
     (a)(2) The information required by this Item is included in Item 12(a)(1)(i) above.
        (3)  The information required by this Item is included in
             Item 12(a)(1)(ii) above.
        (4)  Not applicable.

        (5)  (i).   Audited Financial Statements of the Fund for the fiscal
                    year ended March 31, 2004.*
             (ii).  Audited Financial Statements of the Fund for the fiscal year ended March 31, 2005.**
             (iii). Consent of PricewaterhouseCoopers LLP.

     (b)     None.
     (d)     None.
     (g)     None.
     (h).    None

ITEM 13. Information Required by Schedule 13E-3.

     Item 1. Summary Term Sheet.

             The information required by this Item is set forth in Item 1 above.

     Item 2. Subject Company Information.

             (a) - (c) The information required by this Item is set forth in Item 2 above

             (d)       Not applicable.

             (e)       Not applicable.

             (f)       Not applicable.

     Item 3. Identity and Background of Filing Person.

             (a) The information required by this Item is set forth in Item 3(a) above.

             (b)       Not applicable.

             (c)       Not applicable.

     Item 4. Terms of the Transaction.

             (a) The information required by this Item is set forth in Item 4 above.

             (c) - (f) Not applicable.

     Item 5. Past Contracts, Transactions, Negotiations and Agreement.

             (a)       Not applicable.

             (b)       Not applicable.

             (c)       Not applicable.

             (e) The information required by this Item is set forth in Item 5(e) above.

     Item 6. Purposes of the Transaction and Plans and Proposals.

             (b)       The information required by this Item is set forth in
                       Item 6 above.

             (c) The information required by this Item is set forth in Item 6 above.

--------------------
* Incorporated by reference to the Fund's Annual Report for the fiscal year ended March 31, 2004 on Form N-CSR as filed with the Securities and Exchange Commission ("SEC") on June 7, 2004.

** Incorporated by reference to the Fund's Annual Report for the fiscal year ended March 31, 2005 on Form N-CSR as filed with the SEC on June 6, 2005.

     Item 7. Purposes, Alternatives, Reasons and Effects.

          (a) The purpose of the Repurchase Offer is to provide all Members with the opportunity to liquidate their investment in the Fund at the per Unit net asset value as of December 31, 2005. An affiliate of the Adviser (which currently owns approximately 47 percent of the outstanding Units) has advised the Adviser that it will not participate in the Repurchase Offer if its participation would adversely impact the ability of the Fund to accept all repurchase requests submitted by non-affiliated Members.

          (b) On September 9, 2005, the Board of Directors of the Fund approved the liquidation of the Fund. The Board of Directors determined (among other things) that the Fund cannot immediately liquidate the entire portfolio and distribute proceeds to the Members since certain of the Fund's investments cannot be liquidated for a period of at least one year. The Fund is making the Repurchase Offer to accommodate Members who would like to have their Units repurchased as soon as practicable rather than to wait for the final liquidation and dissolution of the Fund.

          (c) As a result of the Repurchase Offer, all Members who tender Units will be paid for their Units at the per Unit net asset value as of December 31, 2005 and will cease to be Members of the Fund if they tender all of their Units. Following the Repurchase Offer, as the liquidity restrictions on certain investments are lifted, the Fund will complete the liquidation of its investment portfolio and liquidate the Fund in its entirety. The Fund currently anticipates that the final distribution may occur in 2007, but such event could be later.

          (d) Reference is also hereby made to Section 1 "Background and Purpose of the Repurchase Offer," Section 6 "Repurchases and Payment",
     Section 7 "Certain Conditions of the Repurchase Offer", Section 9 "Certain Federal Income Tax Consequences of Choosing to Tender Units" and
     Section 10 "Certain Federal Income Tax Consequences of Choosing Not to Tender Units" of the Offer to Repurchase, which are incorporated herein by reference.

     Item 8. Fairness of the Transaction.

          (a) - (b) The Fund believes that the Repurchase Offer is fair to Members since all Units tendered will be purchased at the per Unit net asset value as of December 31, 2005. The Fund confirms that no director dissented or abstained from voting on the Repurchase Offer transaction.

          (c) The Repurchase Offer does not require approval of at least a majority of unaffiliated Members.

          (d) The majority of Directors who are not employees of the Fund have not retained an unaffiliated representative to act solely on behalf of unaffiliated Members for purposes of negotiating the Repurchase Offer or to prepare a report concerning the fairness of the Repurchase Offer.

          (e) The Repurchase Offer was approved by a majority of the directors of the Fund who are not employees of the Fund and who are not "interested persons" as defined in the 1940 Act.

          (f) Not applicable.

     Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

          (a) The Fund has not received any report, opinion or appraisal from an outside party that is materially related to the Repurchase Offer including, but not limited to, any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to Members or the fairness of the Repurchase Offer to the Fund or its affiliates or to Members who are not affiliates.

          (b) Not applicable.

          (c) Not applicable.

     Item 10. Sources and Amounts of Funds or Other Consideration.

          (a) - (b) The information required by this Item is set forth in Item 7 above.

          (c) The estimated expenses to be incurred in connection with the Repurchase Offer are as follows:

           Filing fee ...................................... $ 10,761.22
           Printing and mailing expenses ................... $  1,500.00
           Legal and accounting fees and expenses .......... $ 40,000.00
           Administration Fees  ............................         N/A
           Miscellaneous ................................... $  2,500.00
                                                            ------------
                                                             $ 54,761.22

          All of the expenses of the Repurchase Offer will be paid by DB Investment Managers, Inc., the Fund's Adviser, or by one of its affiliates.

          (d) The information required by this Item is set forth in Item 7 above.

     Item 11. Interest in Securities of the Subject Company.

          (a) - (b) The information required by this Item is set forth in Item 8 above.

     Item 12. The Solicitation or Recommendation.

          (a) - (c) None.

          (d) None of the Officers or Directors of the Fund intends to tender or sell Units owned or held by such person if their participation would adversely impact the ability of the fund to accept all repurchase requests from other investors. An affiliate of the Adviser owning Units has advised the Fund that it will not participate in the Repurchase Offer if its participation would adversely impact the ability of the fund to accept all repurchase requests from other investors.

          (e) The Adviser and the Board of Directors of the Fund urge all Members to carefully consider their potential participation in the Repurchase Offer. The Adviser and the Board of Directors recommend that Members participate in the Repurchase Offer if they would like to liquidate their investment in the Fund at the present time, receive full payment in connection with the Repurchase Offer on or about January 31, 2006 and do not want to wait until 2007, or potentially later, for the final dissolution of the Fund. Investors who do not participate in the Repurchase Offer should be aware that the Adviser is presently seeking to liquidate all of the investments in underlying investment funds that can be liquidated by January 2006 and that it will liquidate the limited number of remaining investments as soon as practicable thereafter. Accordingly, the final investment return for Members who do not participate in the Repurchase Offer will be determined by a non-diversified portfolio and over a potentially protracted time period. Further, Members who do not participate in the Repurchase Offer may have extremely limited liquidity in the Units until 2007 or potentially later and will receive only partial distribution payments over time until the final dissolution of the Fund. Neither the Adviser nor the Board of Directors of the Fund can make any prediction or representation as to the ultimate performance of these remaining investments. Specifically, it is currently unknown whether these remaining investments will perform poorly or well either individually or in the aggregate.

     Item 13. Financial Information.

             (a) - (b) The information required by this Item is set forth in Item 10(a) - (b) above.

     Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

             (b)       The information required by this Item is set forth in
                       Item 9(b) above.

     Item 15. Additional Information.

             (b)       The information required by this Item is set forth in
                       Item 11(b) above.

     Item 16. Exhibits.

             (a) - (b) The information required by this Item is set forth in Item 12(a) - (b) above.

             (c)       None.

             (d)       The information required by this Item is set forth in
                       Item 12(d) above.

             (f)       None.

             (g)       The information required by this Item is set forth in
                       Item 12(d) above.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DB HEDGE STRATEGIES FUND LLC

                                       By: /s/ Marielena Glassman
                                           -------------------------
                                           Name:  Marielena Glassman
                                           Title: Treasurer

September 27, 2005

                                 EXHIBIT INDEX

Exhibit

(a)(1)(i)    Cover Letter to the Offer to Repurchase and Letter of Transmittal
(a)(1)(ii)   Offer to Repurchase
(a)(1)(iii)  Form of Letter of Transmittal
(a)(1)(iv)   Form of Notice of Withdrawal
(a)(5)(iii)  Consent of PricewaterhouseCoopers LLP.